Filed by Stable Road Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stable Road Acquisition Corp. (File No. 001-39128)

On May 3, 2021, Stable Road Acquisition Corp. issued the follow press release.

Stable Road Urges All Stockholders to Vote Today to Approve Extension Amendment Proposal

•	Electronic voting cutoff is at 11:59 pm ET on May 5, 2021 – all votes must be received by that time. If insufficient votes are received by then, Stable Road may adjourn the Special Meeting to a later date in order to solicit additional votes in favor of the extension.
•	Every stockholder vote is extremely important, so please vote your shares today to avoid an adjournment of the Special Meeting.
•	If the Extension Amendment Proposal is not approved by the requisite vote, Stable Road will be unable to consummate the proposed business combination with Momentus, Stable Road may need to dissolve and your shares would be redeemed for approximately $10.03 per share.
•	Leading independent voting advisory firm Institutional Shareholder Services has recommended stockholders vote "FOR" the Extension Amendment Proposal.
•	If you need assistance voting your shares, please contact Stable Road’s proxy solicitor Morrow Sodali LLC at 877-787-9239 or by email to SRAC.info@investor.morrowsodali.com.

Venice, CA – May 3, 2021 – Stable Road Acquisition Corp. (NASDAQ: SRAC, SRACU, and SRACW) (“Stable Road” or the “Company”) reminds every stockholder to vote their shares in favor of the proposal (the “Extension Amendment Proposal”) to allow the Company more time to complete its proposed business combination with Momentus Inc. (“Momentus”) by extending the date by which the Company has to consummate the proposed business combination with Momentus from May 13, 2021 to August 13, 2021. It is strongly recommended that stockholders complete their proxy card before the special meeting of stockholders (the “Special Meeting”), which will be held virtually on May 6, 2021 at 11:00am ET.

If the Extension Amendment Proposal is not approved, the Company will be unable to consummate the proposed business combination with Momentus and Stable Road may need to be dissolved. In such an event, your shares would be redeemed for approximately $10.03 per share.

The Extension Amendment Proposal requires approval by the affirmative vote of the holders of at least 65% of the outstanding shares of Class A common stock and Class B common stock, voting as a single class. If stockholders do not vote, this will have the same effect as a vote against the extension amendment.

“We appreciate the overwhelming support for the Extension Amendment Proposal that preliminary early voting results have indicated. However, in order to meet the required threshold for the Extension Amendment Proposal to be approved, more stockholders who owned shares of Class A common stock or Class B common stock on March 22, 2021 must vote. Every vote is important, no matter how many shares you own,” said Brian Kabot, Chairman and Chief Executive Officer of Stable Road.

Stable Road strongly encourages and recommends that stockholders of record as of March 22, 2021 complete and return their proxy card, voting “FOR” the Extension Amendment Proposal and “FOR” the other proposals set forth in the proxy statement for the Special Meeting, as soon as possible to prevent an adjournment of the Annual Meeting and ensure that all shares are represented at the Special Meeting.

Please vote by telephone or internet today, with your voting control number provided by your broker. If stockholders have questions related to voting their shares, they may contact their broker or Stable Road’s proxy solicitor Morrow Sodali LLC at SRAC.info@investor.morrowsodali.com or call toll free for questions or assistance voting your shares at 877-787-9239.

Stockholders can follow this link to view the Special Meeting on May 6, 2021 and Extension Amendment Proposal included within the proxy statement: https://www.cstproxy.com/stableroadacquisitioncorp/sm2021

About Stable Road

Stable Road Acquisition Corp. (Nasdaq: SRAC, SRACW, SRACU) is a special purpose acquisition company formed by SRC-NI Holdings, LLC, an affiliate of Stable Road Capital, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination.

About Momentus

As a first mover in building in-space infrastructure services, Momentus is at the forefront of the commercialization of space. With an experienced team of aerospace, propulsion, and robotics engineers, Momentus has developed a cost-effective and energy efficient in-space transport system based on water plasma propulsion technology. Momentus has in-place service agreements with private satellite companies, and research organizations.

Additional Information and Where to Find It

In connection with the Special Meeting, Stable Road has filed with the SEC and sent to its stockholders a definitive proxy statement. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS THERETO, IN CONNECTION WITH STABLE ROAD’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING TO APPROVE THE EXTENSION AMENDMENT PROPOSAL AND THE OTHER PROPOSALS SET FORTH THEREIN, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE SPECIAL MEETING. The definitive proxy statement has been mailed to Stable Road’s stockholders as of the record date for the Special Meeting. Stable Road’s stockholders can also obtain copies of the definitive proxy statement, and all other relevant documents filed or that will be filed with the SEC in connection with the Special Meeting, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

In connection with the proposed transaction contemplated by the merger agreement between Stable Road and Momentus (the “Proposed Transaction”), Stable Road has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of Stable Road, a consent solicitation statement of Momentus and prospectus of Stable Road, and each party will file other documents with the SEC regarding the Proposed Transaction. The Registration Statement has not been declared effective by the SEC. A definitive proxy statement/consent solicitation statement/prospectus and other relevant documents will be sent to the stockholders of Stable Road and Momentus, seeking any required stockholder approval, and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS WHICH FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS IN CONNECTION WITH STABLE ROAD’S SOLICITATION OF PROXIES FOR STABLE ROAD’S SPECIAL MEETING OF STOCKHOLDERS TO APPROVE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT (THE “PROPOSED TRANSACTION SPECIAL MEETING”), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Stable Road’s stockholders as of a record date to be established for voting on the Proposed Transaction and the other matters to be voted upon at the Proposed Transaction Special Meeting. Stable Road’s stockholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at http://www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

Participants in the Solicitation

Stable Road, Momentus and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Stable Road’s stockholders in connection with the Special Meeting and/or the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF STABLE ROAD IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 8, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO STABLE ROAD’S STOCKHOLDERS IN CONNECTION WITH THE (A) SPECIAL MEETING IS SET FORTH IN THE DEFINITIVE PROXY STATEMENT THAT STABLE ROAD HAS FILED FOR THE SPECIAL MEETING AND/OR (B) THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE PROPOSED TRANSACTION SPECIAL MEETING WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTION WHEN AVAILABLE. Additional information regarding the interests of participants in the solicitation of proxies in connection with the (1) Special Meeting is included in the definitive proxy statement that Stable Road has filed with the SEC for the Special Meeting and/or (2) the Proposed Transaction is included in the Registration Statement that Stable Road has filed with the SEC.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Special Meeting or the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Investors: investors@momentus.space

Media: press@momentus.space